UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934

Mariner Health Care, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

015467282

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:015467282	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	25,000 0 25,000 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:015467282	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	725,700 0 725,700 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:015467282	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Prospect Street High Income Portfolio Inc., a Maryland corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	39,893 0 39,893 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)

14	TYPE OF REPORTING PERSON* CO

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:015467282	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Equity Focus Fund, L.P., a Delaware limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	37,277 0 37,277 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:015467282	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KZH Pamco L.P., a Delaware limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	74,552 0 74,552 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:015467282	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patrick H. Daugherty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(1)

14	TYPE OF REPORTING PERSON* IN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

This amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on May 23, 2002 and as amended. This Statement is being filed by Highland Capital Management, L.P., a Delaware limited partnership ("Highland Capital"), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership ("Crusader"), Prospect Street High Income Portfolio Inc., a Maryland corporation and closed-end investment company registered under the Investment Company Act of 1940 ("Prospect"), Patrick H. Daugherty, a United States citizen ("Mr. Daugherty"), Highland Equity Focus Fund, L.P., a Delaware limited partnership ("Equity Focus Fund"), and KZH Pamco L.P., a Delaware limited partnership ("KZH Pamco") (all of the foregoing collectively, the "Reporting Persons" and individually the "Reporting Person"). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

1. Sections (a) and (b) of Item 5 are deleted in their entirety and replaced with the following:

           "(a)      Pursuant to the Plan, the outstanding pre-Chapter 11 Common Stock and preferred stock was canceled and upon implementation of the Plan, the Issuer was to issue up to 20,000,000 shares of Common Stock to its creditors in accordance with the Plan provisions. Based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were 20,000,000 shares of Common Stock outstanding as of November 25, 2003.

                Pursuant to provisions of the Exchange Act and in accordance with that certain Joint Filing Agreement, entered into by and among Highland Capital, Crusader, Prospect, KZH Pamco, Equity Focus Fund and Mr. Daugherty dated as of December 9, 2003 (attached hereto as Exhibit 1 and incorporated herein by reference), each of Highland Capital, Crusader, Prospect, KZH Pamco, Equity Focus Fund, and Mr. Daugherty may be deemed to beneficially own 902,422 shares of Common Stock (which is approximately 4.5% of the shares of Common Stock outstanding on November 25, 2003).

          (b)

                                                     Sole       Shared             Sole           Shared
                                                     Voting      Voting         Dispositive     Dispositive
                                                     Power       Power             Power          Power
                                                -------------------------------------------------------------
Highland Capital Management, L.P.                     25,000      0                 25,000         0
Highland Crusader Offshore Partners, L.P.            725,700      0                725,700         0
KZH Pamco L.P.                                        74,552      0                 74,552         0
Prospect Street High Income Portfolio Inc.            39,893      0                 39,893         0
Highland Equity Focus Fund, L.P.                      37,277      0                 37,277         0
Patrick H. Daugherty (1)                                   0      0                      0         0

(1) Because of the relationships described herein, Mr. Daugherty may be deemed the indirect beneficial owner of all the shares described in the table above. Mr. Daugherty disclaims beneficial ownership of all such shares."

2. Section (c) of Item 5 is amended by inserting the following additional transactions at the end of the Section:

           On November 25, 2003, 100,000 shares were sold in the open market out of the following structures at a price of $13.00.

Highland Crusader Offshore Partners, L.P. Prospect Street High Income Portfolio Inc. KZH Pamco L.P. Highland Equity Focus Fund, L.P. Total	82,709.00 4,546.00 8,497.00 4,248.00 100,000.00

           On November 25, 2003, 125,000 shares were sold in the open market out of the following structures at a price of $13.16.

Highland Crusader Offshore Partners, L.P. Prospect Street High Income Portfolio Inc. KZH Pamco L.P. Highland Equity Focus Fund, L.P. Total	103,386.00 5,683.00 10,621.00 5,310.00 125,000.00

On November 25, 2003 each of the Filing Persons ceased to be a beneficial owner of more than 5% of the Common Stock.

Item 7. Material to be Filed as Exhibits.

           Exhibit 1.      Joint Filing Agreement, dated as of December 9, 2003 entered into by and among Highland Capital, Crusader, Prospect, KZH Pamco, Equity Focus Fund, and Mr. Daugherty.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 9, 2003

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

     By:   /s/ James Dondero
     Name: James Dondero
     Title: President

Highland Crusader Offshore Partners, L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

     By:   /s/ James Dondero
     Name: James Dondero
     Title: President

HIGHLAND EQUITY FOCUS FUND, L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

     By:   /s/ James Dondero
     Name: James Dondero
     Title: President

KZH PAMCO, L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

     By:   /s/ James Dondero
     Name: James Dondero
     Title: President

Prospect Street High Income Portfolio Inc.

     By:   /s/ James Dondero
     Name: James Dondero
     Title: President

 /s/ Patrick H. Daugherty
PATRICK H. DAUGHERTY
EXHIBIT 1